REG-Antisoma plc: Antisoma's preliminary results for the year ended 30 June 2009

Released: 14/09/2009



Antisoma's preliminary results for the year ended 30 June 2009
London, UK, and Cambridge, MA: 14 September 2009 Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces its preliminary results for the year ended 30 June 2009. These results have been prepared under International Financial Reporting Standards ('IFRS') as adopted for use by the European Union.

Highlights of 2008/2009

ASA404 programme advances and expands
* Strong partnership maintained with Novartis
* Phase III trial in first-line lung cancer completes enrolment of 1200 patients (September 2009)
* Phase III trial in second-line lung cancer initiated
* Breast cancer selected as next indication for development

AS1413 development gains momentum
* Phase III trial in secondary AML expanded
* Phase II trial shows durable responses in secondary AML

AS1411 programme advances
* Positive data from phase II trial in AML
* Plans announced for phase IIb development in AML
* Phase II trial in renal cancer completes patient enrolment

Value realised from oral fludarabine asset
* Drug approved by FDA
* Divested to sanofi-aventis in USD 65 million deal

Strong cash position
* Oral fludarabine divestment extends cash runway to mid-2011
* Cash life now extends beyond expected timing of key phase III data
* Cash and short-term deposits of GBP 67.0 million at 30 June 2009
* Full-year loss of GBP 16.4 million

Commenting on the results, Glyn Edwards, CEO of Antisoma, said: "We have made important progress this year, with gathering momentum on our two phase III programmes, positive phase II data for a third product and our first product approval from the FDA. With the pipeline maturing, we now have a dual focus on driving products towards regulatory approvals and on building a strong platform for product commercialisation."

Eric Dodd, Antisoma's CFO, added: "The successful divestment of oral fludarabine to sanofi-aventis has added significantly to our cash resources, further strengthening our balance sheet. We can now fund all our priority programmes until mid-2011, beyond the time we expect key phase III data for ASA404 and AS1413."

A webcast and conference call will be held today at 9:30 am BST. The webcast can be accessed via Antisoma's website at http://www.antisoma.com/asm/media/webcast/ and the call by dialling +44 (0) 207 806 1964 UK Toll (US Toll +1 718 354 1390) and using the Confirmation Code: 9656482. A recording of the webcast will also be available afterwards on the Antisoma website.

Enquiries:

Antisoma plc	+44 (0)7909 915 068
Glyn Edwards, Chief Executive Officer	
Eric Dodd, Chief Financial Officer	
Daniel Elger, VP, Marketing & Communications	
Buchanan Communications	+44 (0)20 7466 5000
(All media enquiries)	
Mark Court, Lisa Baderoon	
The Trout Group	+1 617 583 1308
(US investor enquiries)	
Seth Lewis	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Joint Chief Executive and Chairman's statement

Overview

We have seen excellent progress this year on both of our phase III drugs, ASA404 and AS1413. Our partner Novartis has advanced and expanded the ASA404 programme in lung cancer. Meanwhile, we have enlarged the AS1413 phase III trial in secondary acute myeloid leukaemia (secondary AML) and reported new data supporting this trial. We have also presented positive phase II data for a third product, AS1411, and were successful in gaining FDA approval for - and then divesting - a non-core asset, oral fludarabine. With the funds from this divestment, we have sufficient cash to fund all our priority programmes until mid-2011, which is after the time we expect key phase III data for both ASA404 and AS1413. We are therefore confident in our ability to reach these two potentially transformational sets of results within the current cash life of the business.

ASA404 programme advances and expands

Our Tumour-Vascular Disrupting Agent, ASA404, is making good progress in the capable hands of our partner, Novartis. Earlier this month, we announced that the 1200-patient phase III trial (ATTRACT-1) testing the drug as a first-line treatment for non-small cell lung cancer (the main form of lung cancer) had completed patient enrolment. ATTRACT-1 builds on phase II data showing a five-month improvement in median survival when ASA404 was added to standard first-line chemotherapy for lung cancer. We expect that final data from the ATTRACT-1 study will be available in late 2010 or early 2011 and that filings for marketing licences will follow during 2011 if these data are positive.

In January Novartis started a second, 900-patient phase III trial (ATTRACT-2), testing ASA404 in patients who have already received one round of treatment for non-small cell lung cancer. This trial is designed to support applications to market ASA404 as a second-line treatment. We are very pleased that Novartis has decided to evaluate ASA404 in both the first-line and second-line settings, as this will ensure that a broad spectrum of lung cancer patients could be eligible for treatment with the drug.

During the year, the results of the two phase II trials supporting phase III development in lung cancer were published in the British Journal of Cancer and Lung Cancer. We also announced further encouraging findings from a phase II trial in prostate cancer.

In February, we announced that Novartis had decided on priorities for the further development of ASA404. After lung cancer, the next priority will be HER2-negative metastatic breast cancer. The decision to expand the development programme to include breast as well as lung cancer underlines the broad potential of ASA404.

In addition to the USD 100 million that we have already received from Novartis, we can earn substantial further milestone payments based on progress of ASA404 in development and achievement of sales targets. We will also earn royalties on all sales of the drug worldwide, and have a strategically important option to co-commercialise ASA404 in the US.

AS1413 development gains momentum

AS1413 is a novel chemotherapy drug with promising potential as a treatment for blood cancers. A key property of AS1413 is its ability to evade multi-drug resistance mechanisms. These are molecular pumps used by cancer cells to expel drugs, including some of the major chemotherapies in use today. By evading these mechanisms, AS1413 has the potential to work in settings where other treatments are compromised.

We are developing AS1413 initially as a treatment for secondary acute myeloid leukaemia (secondary AML), a form of AML that evolves from prior bone marrow disease or develops following radiotherapy or chemotherapy for other cancers. Patients with secondary AML often have multi-drug resistant disease and there are no drugs approved specifically for this condition.

We are enrolling patients into a pivotal, randomised phase III trial of AS1413 in secondary AML. This trial, called ACCEDE, compares AS1413 plus cytarabine with daunorubicin plus cytarabine, the most common initial treatment for AML. It is being conducted under a Special Protocol Assessment (SPA) agreed with the US Food and Drug Administration (FDA). During the period, we gained agreement from the FDA for an expansion of the trial to 450 patients. In tandem with this expansion, we have increased the number of hospitals involved in the study in the US and opened the trial to recruitment in a variety of countries across Europe, Asia, Australia and Latin America.

The ACCEDE study builds on data from an 88-patient phase II trial of AS1413 in secondary AML. This reported a 39% complete remission rate in patients receiving AS1413 plus cytarabine, which compares favourably with rates of around 25% seen in secondary AML patients receiving daunorubicin plus cytarabine in two previous studies.

Long-term follow up data from the AS1413 phase II trial were

presented at the American Society of Hematology (ASH) meeting in December. These included the highly encouraging finding that among those patients who showed a complete response to treatment, some 40% were still in remission 18 months after receiving AS1413.

Data from the ACCEDE trial are expected to be available in late 2010 or early 2011. Should results be positive, we plan to market the drug ourselves in the US while seeking partners for marketing in other countries. We believe that beyond the initial opportunity in secondary AML, AS1413 could also have potential in a variety of other blood cancer settings.

AS1411 development advances

Our aptamer drug AS1411 has been the subject of considerable interest this year, with the reporting of the first phase II data on the drug and further data expected in the near future.

At the most recent ASH and ASCO meetings, we reported data from a phase II trial in AML - the first randomised trial to test an aptamer drug as a treatment for cancer. Combination of AS1411 with high-dose chemotherapy increased the response rate compared with chemotherapy alone in patients with disease unresponsive to or relapsed after other treatments. This was achieved without any significant increase in side effects. Following these positive findings, we are planning phase IIb studies with AS1411 in AML. These will be designed to identify the best way for us to approach a pivotal study that would support applications for marketing.

In parallel with the trial in AML, we have been running a single-arm phase II trial in renal cancer. This completed patient enrolment in May, and is expected to report initial data later this year and final data in the first half of 2010.

Like AS1413, AS1411 is unpartnered. We plan to continue development through late-stage trials and to commercialise the product ourselves in the US while seeking partners for other territories.

Other pipeline developments

We have had a number of developments in our earlier stage pipeline. We discontinued development of our antibody drug AS1402 when it became clear that a phase II trial in breast cancer was very unlikely to yield sufficiently positive efficacy data to support further development. Our antibody-cytokine fusion protein AS1409 completed a phase I trial in melanoma and renal cancer, providing encouraging evidence of anti-cancer activity which was presented at the ASCO meeting in June. We are now considering next steps for this product. Our phase I radiolabelled peptide, P2045, was divested to Bryan Oncor, a company with a focus on radiopharmaceuticals. Finally, we continue to make progress with our pre-clinical programmes, including AMPK activators licensed from Betagenon; PPM1D inhibitors being developed through a collaboration with The Institute of Cancer Research; and the Flt-3 programme in autoimmune diseases, acquired last year with Xanthus Pharmaceuticals.

Value realised from oral fludarabine asset

Antisoma acquired oral fludarabine with the acquisition of Xanthus in June 2008. In December, we were successful in gaining FDA approval for the marketing of this drug in chronic lymphocytic leukaemia (CLL). This enabled us to conclude, as planned, a lucrative divestment deal. In May, we sold our rights to market the drug in the US to sanofi-aventis in return for an initial payment of USD 60 million (GBP 39.4 million).

Strong cash position maintained

Antisoma expects its cash resources to last until mid-2011, beyond the time when data are expected from the key phase III studies of ASA404 and AS1413. Divesting of oral fludarabine has removed any potential funding shortfall up to the phase III results. We finished the period with cash and short-term deposits of GBP 67.0 million, which is similar to last year (2008: GBP 66.9 million).

Total revenues for the year ended 30 June 2009 were GBP 25.2 million, compared with GBP 39.5 million last year. This year's revenues reflect recognition of the balance of the USD 100 million upfront and lung cancer phase III initiation milestones from Novartis (GBP 5.4 million) and half of the USD 60 million upfront payment from sanofi-aventis (GBP 19.7 million). The balance of the sanofi-aventis upfront payment is expected to be recognised in the financial year 2009-2010.

Total operating expenses have increased from GBP 28.7 million last year to GBP 40.8 million this year, mainly reflecting an increase in research and development (R&D) costs from GBP 22.2 million to GBP 35.9 million. General and administrative costs were GBP 4.9 million (2008: GBP 6.5 million).

We have recorded a full-year loss of GBP 16.4 million, compared with a profit of GBP 12.3 million last year. At this stage in our development, profits and losses reflect the balance between recognition of deferred revenues and our ongoing operating expenses.

This year, operating expenses exceeded the revenues recognised from the Novartis and sanofi-aventis deals.

Preparing for commercialisation

In line with our plan to become a company that markets as well as develops cancer drugs, we have made two appointments of individuals with significant commercial experience. Eric Dodd joined in November as Chief Financial Officer, following a career in technology businesses, and Michael Lewis, a senior commercial executive at the medical device company Gambro, has joined our Board as a Non-Executive Director. The Board wishes to thank Raymond Spencer, our former Chief Financial Officer who left Antisoma in December 2008, for his contribution to the development of the Company.

Outlook

We anticipate important pipeline developments in the near future, notably the initiation by Novartis of trials to evaluate ASA404 in a second major cancer indication, metastatic breast cancer. We will also be reporting the first data from our phase II trial of AS1411 in renal cancer before the end of the year, with final data to follow in the first half of 2010.

More broadly, we are moving forward with our plan to transform Antisoma from a drug development company into a business with marketed oncology products. With two drugs now well into phase III testing, our pipeline is advancing in a manner that clearly fits with this objective. The recent announcement that the key phase III trial of ASA404 in lung cancer is fully enrolled emphasises our proximity to potential marketing applications and opportunities to begin generating sustainable revenues from product sales. We look forward to the next period of evolution, confident in the knowledge that we have the financial and human resources to support the advancement of our key assets towards commercialisation.

Glyn Edwards

Chief Executive Officer

Barry Price

Chairman

Unaudited consolidated income statement

for the year ended 30 June 2009

	Notes	2009 GBP '000	2008[1] GBP '000
Revenue	2	25,230	39,527
Cost of sales		(9,085)	-
Gross profit		16,145	39,527
Research and development expenditure		(35,904)	(22,249)
Administrative expenses		(4,884)	(6,480)
Total operating expenses		(40,788)	(28,729)
Operating (loss)/profit		(24,643)	10,798
Finance income		5,055	2,578
(Loss)/profit before taxation		(19,588)	13,376
Taxation		3,161	(1,047)
(Loss)/profit for the year		(16,427)	12,329
(Loss)/earnings per ordinary share			
Basic		(2.7)p	2.7p
Diluted		(2.7)p	2.6p

All amounts arise from continuing operations.

[1] Certain costs have been reclassified between research and development expenditure and administrative expenses as disclosed in Note 1.

Unaudited consolidated statement of recognised income and expense for the year ended 30 June 2009

	2009 GBP '000	2008 GBP '000
(Loss)/profit for the year	(16,427)	12,329
Exchange translation difference on consolidation	8,923	(235)
Total recognised (expense)/income for the year	(7,504)	12,094

Unaudited consolidated balance sheet

as at 30 June 2009

	Notes	2009 GBP '000	2008[1] GBP '000
ASSETS			
Non-current assets			
Goodwill		6,708	5,559
Intangible assets		51,257	47,149
Property, plant and equipment		1,967	2,358
		59,932	55,066
Current assets			
Trade and other receivables		1,701	2,113
Current tax receivable		3,484	-
Short-term deposits		27,824	10,000
Cash and cash equivalents		39,215	56,861

		72,224	68,974
LIABILITIES			
Current liabilities			
Trade and other payables		(7,417)	(9,866)
Current income tax liabilities		-	(297)
Deferred income		(19,690)	(5,401)
Provisions		(1,902)	(629)
Net current assets		43,215	52,781
Total assets less current liabilities		103,147	107,847
Non-current liabilities			
Deferred income tax liabilities		(6,708)	(5,559)
Provisions		(224)	(81)
		(6,932)	(5,640)
Net assets		96,215	102,207
Shareholders' equity			
Share capital		10,480	10,467
Share premium		119,783	119,629
Shares to be issued		2,273	2,273
Other reserves		46,919	37,996
Profit and loss account		(83,240)	(68,158)
Total shareholders' equity	3	96,215	102,207

[1]Cash and cash equivalents and short-term deposits have been reclassified as disclosed in Note 1.

Unaudited consolidated cash flow statement
for the year ended 30 June 2009

	2009 GBP '000	2008[1] GBP '000
Cash flows from operating activities		
(Loss)/profit for the year	(16,427)	12,329
Adjustments for:		
Foreign exchange gain	(2,238)	-
Finance income	(5,055)	(2,578)
Tax (credit)/charge	(3,161)	1,047
Depreciation of property plant and equipment	650	213
Derecognition of an intangible asset	8,750	-
Share-based payments	1,345	1,051
Operating cash flows before movement in working capital	(16,136)	12,062
Decrease in trade and other receivables	385	961
Increase/(decrease) in trade and other payables and deferred income	12,829	(28,506)
Cash used in operations	(2,922)	(15,483)
Interest received	1,951	2,753
Income taxes paid	(620)	-
Research and development tax credit received	-	2,011
Net cash used in operating activities	(1,591)	(10,719)
Cash flows from investing activities		
Purchase of property, plant and equipment	(232)	(1,969)
Sale of property, plant and equipment	8	-
Purchase of intangible assets	(1,779)	(1,605)
Purchase of short-term deposits	(17,824)	(5,000)
Net cash outflow in respect of acquisitions	-	(237)
Net cash used in investing activities	(19,827)	(8,811)
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	167	20,966
Expenses paid in connection with issue of ordinary share capital	-	(980)
Net cash generated from financing activities	167	19,986
Net (decrease)/increase in cash and cash equivalents	(21,251)	456
Exchange gains/(losses) on cash and cash equivalents	3,605	(9)
Cash and cash equivalents at beginning of year	56,861	56,414
Cash and cash equivalents at end of year	39,215	56,861

[1] Cash and cash equivalents and short-term deposits have been reclassified as disclosed in Note 1

Notes to the financial information for the year ended 30 June 2009

1. Basis of preparation

The financial information in this preliminary announcement has not been audited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The information has been extracted from the consolidated financial statements for the year ended 30 June 2009. The financial statements will be delivered to the Registrar of Companies after the Annual General Meeting. The consolidated financial statements for the year ended 30 June 2008 have been delivered to the Registrar of Companies and were given an unqualified audit opinion by the Company's auditors.

The financial information in this statement has been prepared in accordance with International Financial Reporting Standards ('IFRS')

as endorsed by the European Union, International Financial Reporting Interpretation Committee ('IFRIC') interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. There have been no new standards during the year that have significantly impacted the results of the Group.

Reclassification

The Directors have reviewed the classification of certain items within the Income Statement and Balance Sheet and believe, in order to aid comparison, it is more appropriate to classify the following differently than was reported in prior periods:

The Group's definition of cash and cash equivalents has been restated to reflect more accurately the underlying substance of the deposits. Historically cash was classified as a deposit when its duration was over 90 days whereas it now includes all cash deposited for more than three months. The impact of the change is to increase cash and cash equivalents and reduce short-term deposits by GBP nil (2008: GBP 23,000,000). The relevant comparatives in the cash flow statement have been amended to reflect this adjustment.

Certain costs were previously included within administrative expenses and have been reclassified in Research & Development in order to be consistent with industry sector accounting practices. The impact of the change is to increase research and development costs and reduce administrative expenses by GBP 8,177,000 (2008: GBP 3,817,000). Reallocated costs include business development, facilities and a proportion of other overheads directly attributable to research and development activities. There is no impact on operating profit/loss or earnings/loss per share.

2. Segmental information

Primary reporting segment - business segment

The Directors are of the opinion that under IAS 14 - 'Segmental information' the Group has only one business segment, being drug development.

Secondary reporting segment - geographical segment

The Group's geographical segments are determined by location of operations.

All revenue has been derived from external customers located in the US and Europe. The principal sources of revenue for the Group in the two years ended 30 June 2009 were:

	2009 GBP '000	2008 GBP '000
US		
Recognition of income from the divestment of oral fludarabine		
sanofi-aventis	19,690	-
Europe		
Recognition of upfront and milestone payments on a time apportioned basis:		
Novartis	5,401	38,806
Other	-	265
R&D services and materials recharged:		
Novartis	139	456
Total revenues	25,230	39,527

The following table shows the carrying value of segment assets by location of assets:

	2009 GBP '000	2008 GBP '000
Total assets		
UK	105,331	75,264
US	26,825	48,776
Total	132,156	124,040

Total assets are allocated based on where the assets are located.

The following table shows the costs in the period to acquire property, plant, equipment and intangibles by location of assets:

	2009 GBP '000	2008 GBP '000
Capital expenditure		
UK	1,875	3,574
US	136	26,900
Total	2,011	30,474

Capital expenditure is allocated based on where the assets are located.

3. Statement of changes in equity

Group

	Share capital GBP'000	Share premium GBP'000	Shares to be issued GBP'000	Other reserve: retranslation GBP'000	Other reserve: merger GBP'000	Profit and loss GBP'000	Total GBP'000

At 1 July 2007	8,795	100,451	-	(1,024)	19,595	(81,538)	46,279
Profit for the year	-	-	-	-	-	12,329	12,329
New share capital issued	1,672	20,158	-	-	19,660	-	41,490
Expenses on share issue taken to share premium	-	(980)	-	-	-	-	(980)
Share capital to be issued	-	-	2,273	-	-	-	2,273
Share options: value of employee services	-	-	-	-	-	1,051	1,051
Foreign exchange adjustments on consolidation	-	-	-	(235)	-	-	(235)
At 30 June 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
Loss for the year		-	-	-	-	(16,427)	(16,427)
New share capital issued	13	154	-	-	-	-	167
Share options: value of employee services	-	-	-	-	-	1,345	1,345
Foreign exchange adjustments on consolidation	-	-	-	8,923	-	-	8,923
At 30 June 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215

ENDS
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REG-Antisoma plc: Antisoma to present at the Bank of America Merrill Lynch Global Healthcare Conference in London

Released: 16/09/2009

Antisoma to present at the Bank of America Merrill Lynch Global Healthcare Conference in London

16 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the Bank of America Merrill Lynch Global Healthcare conference in London, today at 09:50 BST/04:50 EDT.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0)7909 915 068

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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REG-Antisoma plc: Director's Share Dealing

Released: 16/09/2009

Director's Share Dealing
16 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Swapnil Dodd, wife of CFO Eric Dodd, has purchased 1p ordinary Antisoma shares as follows:

Director /relative	Date of transaction	Amount of shares purchased	Price (p)	Total amount of shares held in the Company following the transaction	% of Company held following the transaction
Swapnil Dodd	15.09.2009	60,000	30.0	60,000	0.01%

Enquiries:
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100
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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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REG-Antisoma plc: Director's Share Dealing

Released: 16/09/2009

Director's Share Dealing

Antisoma plc

Director's Share Dealing

16 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Operating Officer, Ursula Ney, has purchased 1p ordinary Antisoma shares as follows:

Director	Date of transaction	Amount of shares purchased	Price (p)	Total amount of shares held in the Company following the transaction	% of Company held following the transaction
Ursula Ney	15.09.2009	165,000	29.8	810,391	0.13%

Enquiries:
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100
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REG-Antisoma plc: Antisoma to present at the UBS Global Life Sciences Conference in New York

Released: 18/09/2009

Antisoma to present at the UBS Global Life Sciences Conference in New York

18 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the UBS Global Life Sciences Conference in New York in New York City, on Wednesday, September 23rd at 14:30 EDT/19:30 BST.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Director/PDMR Shareholding

Released: 18/09/2009

Director/PDMR Shareholding

Antisoma plc

Company Executive Incentive Plan grant

18 September 2009, London, UK, and Cambridge, MA: Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc (LSE: ASM; USOTC: ATSMY) has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	782,910
Ursula Ney	574,990
Eric Dodd	410,707

Other employees have also been granted Performance Share awards over a total of 1,984,086 shares.

The above Performance Share grant reflects the Company's practice of making biannual awards to qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options.

The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 16 September 2009 and will normally become exercisable for five years, commencing on 16 September 2012. The Performance Shares are exercisable at 1p each.

Mr Edwards, Dr Ney and Mr Dodd, as Directors, notified Antisoma plc of their respective interests in these shares on 16 September 2009.

Enquiries:

Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

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REG-Antisoma plc: Director's Share Dealing

Released: 21/09/2009

Director's Share Dealing
Antisoma plc

Director's Share Dealing

21 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, has purchased 1p ordinary Antisoma shares as follows:

Director	Date of transaction	Amount of shares purchased	Price (p)	Total amount of shares held in the Company following the transaction	% of Company held following the transaction
Glyn Edwards	18.09.2009	160,000	32.7	2,300,000	0.37%

Enquiries:
Chris Elston
Marketing and Communications Manager
Antisoma plc
+44 (0) 20 3249 2100

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REG-Antisoma plc: Total voting rights

Released: 01/10/2009

Total voting rights
01 October 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 615,240,224 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 615,240,224.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 07/10/2009

Payment of Directors' Fees in Shares
07 October 2009, London, UK, and Cambridge, MA: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that two Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 30 September 2009 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares were issued at a price of 35.25 pence per share, this being the mid-market closing price on the last trading day of the quarter (30 September 2009). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted 07 Oct 09	Total holding	Percentage of issued ordinary shares
Michael Pappas	12,411	915,220	0.15%
Michael Lewis	24,823	154,263	0.03%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 615,277,458.
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Antisoma to amend ACCEDE phase III study of AS1413

Released: 08/10/2009

Antisoma to amend ACCEDE phase III study of AS1413
London, UK, and Cambridge, MA: 08 October 2009 Antisoma announces that, following discussions with FDA and trial investigators, it plans to amend the primary endpoint in the ACCEDE study of AS1413.
The ACCEDE study is an ongoing randomised, controlled phase III trial that compares AS1413 plus cytarabine with daunorubicin plus cytarabine in patients newly diagnosed with secondary acute myeloid leukaemia (secondary AML).
The primary endpoint of the trial will continue to be based on remission rate, defined as the proportion of patients who achieve complete remission (CR) or complete remission with incomplete blood count recovery (CRi). However, the requirement for confirmation of remission before further intervention will be removed. The revised primary endpoint will therefore be initial remission rate rather than confirmed remission rate. Confirmed remission rate will become a secondary endpoint, alongside duration of remission and overall survival.
The primary endpoint is being changed because a number of trial investigators considered it inappropriate to perform additional bone marrow sampling to confirm CR or CRi before instigating post-remission therapy. Where patients were proceeding rapidly to post-remission therapy, the need to confirm remission meant a second invasive procedure was required within days of the initial test for remission. FDA has recognised that trends in medical practice mean post-remission therapy is now often started shortly after the initial achievement of remission.
Antisoma's decision to change the primary endpoint will mean that the ACCEDE study is no longer covered by a Special Protocol Assessment (SPA). FDA has confirmed, however, that the amendment will have no impact on whether a New Drug Application (NDA) based on results from ACCEDE would be accepted for filing.
Commenting on this development, Dr Robert Stuart of the Medical University of South Carolina, an investigator in the ACCEDE trial, said: "This amendment brings the AS1413 trial in line with current medical practice for treatment of AML and reduces the need to conduct additional invasive tests. It will therefore be welcomed by investigators and patients. The ACCEDE study is an important and rigorous evaluation of a novel agent for AML patients who don't benefit much from currently available drugs."
Dr Ursula Ney, Chief Operating Officer of Antisoma, said: "The ACCEDE study is the first large, randomised trial to be conducted in patients with secondary AML. It will provide comparative data on both remission rates and longer term outcomes in patients receiving AS1413 or standard therapy. Our planned amendment is designed to ensure that we deliver a well-powered study as well as the range of data needed to fully capture any benefit provided by AS1413. We believe this will put us in the best position to generate successful marketing applications if the data are positive."
Enrolment into the ACCEDE study is on track, with approximately one third of the target of 450 patients now recruited. Key data, including those critical for regulatory filings, are expected to be available in late 2010 or early 2011.

Antisoma plc +44 (0)7909 915 068
Ursula Ney, Chief Operating Officer
Daniel Elger, VP, Marketing & Communications
Buchanan Communications +44 (0)20 7466 5000
(All media enquiries)
Mark Court, Lisa Baderoon
The Trout Group +1 617 583 1308
(US investor enquiries)
Seth Lewis

expectations, but actual results may differ materially.

Notes

About the AS1413 ACCEDE study

The ACCEDE (AS1413 (Amonafide) Cytarabine Combination: Evaluating Drug Efficacy) study is a 450-patient randomised controlled trial that compares AS1413 plus cytarabine with daunorubicin plus cytarabine in patients with secondary AML (secondary acute myeloid leukaemia). This is a form of AML that evolves from myelodysplastic syndromes or develops following treatment of other cancers with radiotherapy or chemotherapy. The study is enrolling patients in the US, Europe, Asia, Latin America and Australia.

About AML

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.

About AS1413

AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a DNA intercalator that induces apoptotic signalling by blocking Topoisomerase II binding to DNA. This differs from the action of classical Topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). A pivotal phase III trial is evaluating AS1413 as a treatment for secondary AML. Patients with secondary AML often have multi-drug resistant disease. Antisoma is developing AS1413 independently and plans to commercialise the drug itself in the US while seeking partnerships for commercialisation in other territories.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Annual Report and Accounts 2009

Released: 09/10/2009

Annual Report and Accounts 2009
9 October 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Annual Report and Accounts for the year ended 30 June 2009 are available to view on the Company's website at www.antisoma.com.
The Antisoma Annual Report and Accounts will also be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Enquiries:
Chris Elston
Marketing & Communications Manager
Antisoma plc
+44 (0)20 3249 2100
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REG-Antisoma plc: Antisoma's AS1411 gains US and EU Orphan Drug Status for acute myeloid leukaemia

Released: 13/10/2009

Antisoma's AS1411 gains US and EU Orphan Drug Status for acute myeloid leukaemia

London, UK, and Cambridge, MA: 13 October 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its aptamer drug AS1411 has been granted orphan drug status in both the United States and the European Union for the treatment of acute myeloid leukaemia (AML). The grants will provide seven years of market exclusivity in the US and ten years of exclusivity in the EU if AS1411 is approved for use in AML.

Positive phase II data for AS1411 in AML were presented at the 2008 ASH and 2009 ASCO meetings. Addition of AS1411 to high-dose cytarabine increased response rates without significantly increasing side-effects in patients with relapsed or refractory AML. Phase IIb trials are now planned: the first is expected to start in early 2010. Should this yield positive findings, rapid progress into a registration trial is anticipated.

AS1411 already has orphan drug status in both the US and the EU for the treatment of renal cancer. A phase II trial in renal cancer is ongoing, and expected to report initial data before the end of this year.

Glyn Edwards, Antisoma's CEO, said: "Gaining orphan drug status in AML further strengthens the exclusivity position of AS1411 in a setting where we have positive phase II data. This is an exciting time for AS1411, with phase II data in renal cancer coming soon and our investigation of the compound in AML progressing to the next stage."

Enquiries:

Antisoma plc

Glyn Edwards, CEO

Daniel Elger, VP Marketing & Communications +44 (0) 7909 915 068

Buchanan Communications (media enquiries)

Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000

The Trout Group (US investor enquiries)

Seth Lewis +1 617 583 1308

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About AML (acute myeloid leukaemia)

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.

About AS1411

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells.

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

About orphan drug status

The US Orphan Drug Act and European Orphan legislation are designed to stimulate the development of drugs for conditions affecting fewer than a defined number of patients by providing additional incentives to developers of such drugs. One of the most valuable of these incentives is a period of market exclusivity. In the US, orphan drug status confers a seven-year period of exclusivity after approval in the given indication. In the EU, a ten-year period of exclusivity is provided. Other incentives include regulatory guidance from the competent authority, fee reductions and, in the US, tax credits.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Block listing Interim Review

Released: 16/10/2009

Block listing Interim Review
Date: 16 October 2009
Name of applicant: Antisoma plc
Name of scheme: Antisoma Company Share Option Plan

Period of return	From:	14 Apr 09	To:	15 Oct 09	
Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): Company Share Option Plan					345,974
Balance under scheme(s) not yet issued/allotted at end of period:					10,164,706

In the period from 13 Oct 08 to 15 Oct 09, 870,539 shares have been issued under the Antisoma Executive Incentive Plan. An application for a blocklisting for 10,870,539 shares to cover the Antisoma Executive Incentive Plan, the Antisoma Deferred Share Bonus Plan and the 2008 Antisoma plc Company Share Option Plan has been made to the UK Listing Authority and the London Stock Exchange.
All shares are Ordinary shares of 1p each
The total number of ordinary shares in the Company in issue and admitted to the Official List is 615,354,790.
Enquiries:
Daniel Elger, VP, Marketing and Communications
Antisoma plc
+44 (0)20 3249 2222
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Holding(s) in Company

Released: 22/10/2009

Holding(s) in Company

Holdings in Antisoma

22 October 2009, London, UK, and Cambridge, MA: - Antisoma plc (LSE: ASM, USOTC: ATSMY) received notification today that APG Asset Management no longer has a disclosable interest in Antisoma's issued ordinary shares.

Enquiries:

Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0) 7909 915 068

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Close window

REG-Antisoma plc: Director/PDMR Shareholding

Released: 26/10/2009

Director/PDMR Shareholding
26 October 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the recent purchase of shares by Executive Directors and their connected persons outlined in the table below qualify as "Investment Shares" under the Executive Incentive Plan approved by shareholders in November 2003.

Name	Date of purchase	Number of shares purchased	Price (p)	Total holding after purchase	% of Company held following transaction
Glyn Edwards	18.09.09	160,000	32.7	2,300,000	0.37%
Ursula Ney	15.09.09	165,000	29.8	810,391	0.13%
Swapnil Dodd	15.09.09	60,000	30.0	60,000	0.01%

Assuming all Investment Shares are retained for 5 years and that the Group meets the highest performance targets throughout then the total number of shares under the Matching Award of the Executive Incentive Plan that may be purchased by Executive Directors of the Company is set out below.

Name	Maximum number of shares under Matching Award
Glyn Edwards	240,000
Ursula Ney	247,500
Eric Dodd	90,000

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
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REG-Antisoma plc: Total voting rights

Released: 02/11/2009

Total voting rights
02 November 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 615,444,245 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 615,444,245.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Antisoma AGM update and Interim Management Statement

Released: 10/11/2009

Antisoma AGM update and Interim Management Statement
London, UK, and Cambridge, MA: 10 November 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) holds its AGM today and provides an update, which also serves as the Company's Interim Management Statement for the period from 1 July 2009 to 9 November 2009.
Antisoma's CEO Glyn Edwards, said: "We are finishing 2009 in a strong position, with two drugs well into pivotal phase III trials and significant cash resources. We are focused on completing key studies of our late-stage drugs and preparing for their commercialisation, while also continuing to explore opportunities to add new assets to our business."
ASA404 - a potential blockbuster
ASA404, our Tumour-Vascular Disrupting Agent, continues to make good progress in the capable hands of our partner, Novartis. In September, we announced that the ATTRACT-1 phase III trial had completed patient enrolment. This 1200-patient study is evaluating ASA404 in combination with standard chemotherapy as a first-line treatment for non-small cell lung cancer. We expect data from the trial in late 2010 or early 2011, with applications for marketing to follow during 2011 if the data are positive.
Novartis is also conducting ATTRACT-2, a 900-patient phase III trial testing ASA404 as a second-line treatment for non-small cell lung cancer. Testing the drug in both the first- and second-line settings will ensure that a broad spectrum of lung cancer patients could be eligible for treatment with the drug.
Novartis also intends to develop ASA404 in another major indication, HER2-negative metastatic breast cancer. More details of the plans for this indication will be available in the near future.
Antisoma has the option to co-commercialise ASA404 with Novartis in the US, which fits with Antisoma's plans to become directly involved in the commercialisation of its products. The deal with Novartis could yield substantial milestone payments based on the progress of ASA404 as well as royalties on all sales of the drug worldwide.
AS1413 - second key phase III product
AS1413 is a novel chemotherapy drug with promising potential as a treatment for blood cancers. A key property of AS1413 is its ability to evade a variety of multi-drug resistance mechanisms, such as Pgp, MRP-1 and BCRP. These are molecular pumps used by cancer cells to expel drugs, including some of the major chemotherapies in use today. By evading these mechanisms, AS1413 has the potential to work in settings where other treatments provide limited benefit.
We are developing AS1413 initially as a treatment for secondary acute myeloid leukaemia (secondary AML), a form of AML that evolves from prior bone marrow disease or develops following radiotherapy or chemotherapy for other cancers. Patients with secondary AML often have multi-drug resistant disease and there are no drugs approved specifically for this condition.
We are enrolling patients into a pivotal, randomised phase III trial of AS1413 in secondary AML. This trial, called ACCEDE, compares AS1413 plus cytarabine with daunorubicin plus cytarabine, the most common initial treatment for AML. The ACCEDE study builds on positive data from previous studies: from a phase I trial, just published in Leukemia Research, which highlighted the drug's potential in this setting, and from a phase II trial that evaluated the drug in 88 patients with secondary AML. Final follow-up data from the phase II trial will be presented at this year's ASH meeting in December.
Results from the ACCEDE trial are expected to be available in late 2010 or early 2011. Should these be positive, we plan to market the drug ourselves in the US while seeking partners for marketing in other territories. We believe that AS1413 could achieve worldwide sales running into hundreds of millions of dollars as a treatment for secondary AML, and that there is also a wider opportunity for the drug in other blood cancer settings.
AS1411 - significant developments ahead
Earlier this year we presented positive data from a phase II trial of our aptamer drug, AS1411, in AML. The addition of 10 or 40 mg/kg/day AS1411 to cytarabine chemotherapy increased the response rate without significantly increasing side-effects. We now plan to build on these findings by conducting a phase IIb trial, which is expected to begin early next year.

The new trial will include around 90 patients in three treatment groups: a control group will get chemotherapy alone while two combination groups receive AS1411 together with chemotherapy. AS1411 will be given at 40 or 80 mg/kg/day, so the highest dose tested will be twice that used in the previous trial. The dose of cytarabine chemotherapy will also be slightly higher than that used previously. In addition, the patient population will be refined: the prior trial included patients who had proved unresponsive (refractory) to previous therapy or who had suffered up to three relapses, whereas the new trial will only include patients in first relapse or refractory to one previous treatment. The phase IIb trial will capture the initial response to treatment, how long patients remain disease-free and how long they survive following treatment. The goal is to provide a data-set that allows us to make optimal plans for a registration study.

In parallel with the programme in AML, we have been running a single-arm phase II trial in renal cancer. This completed patient enrolment in May, and is expected to report initial data before the end of 2009.

As with AS1413, Antisoma currently retains all marketing and commercialisation rights to AS1411. We plan to continue development through late-stage trials and to commercialise the product ourselves in the US while seeking partners for other territories.

Strong financial position

We reported in our year-end financial results that we had GBP 67.0 million at the end of June 2009, and indicated that these funds were sufficient to support all our priority programmes until mid-2011, beyond the time when data are expected from the key phase III studies of ASA404 and AS1413.

Outlook

Before the end of this year, we expect the first data from our phase II trial of AS1411 in renal cancer and additional details of Novartis' plans for developing ASA404 in breast cancer. We are moving forward with our plans to transition from a company focused on developing cancer drugs into one that can also successfully commercialise them. While our principal focus is the completion of phase III trials on ASA404 and AS1413, we also continue to advance the earlier stage products in our portfolio and to explore opportunities to add new drugs to the pipeline.

Enquiries:

Antisoma plc	+44 (0)203 249 2100/ + 44 (0) 7909 915068
Glyn Edwards, Chief Executive Officer	
Daniel Elger, VP, Marketing & Communications	
Alison Saville, Senior Marketing & Communications Executive	
Buchanan Communications	+44 (0)20 7466 5000
(All media enquiries)	
Mark Court, Lisa Baderoon, Catherine Breen	
The Trout Group	+1 617 583 1308
(US investor enquiries)	
Seth Lewis	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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REG-Antisoma plc: Result of Antisoma Annual General Meeting

Released: 10/11/2009

Result of Antisoma Annual General Meeting
10 November 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that all resolutions at today's Annual General Meeting were passed. Details of proxy votes relating to the resolutions set out in the AGM Notice can be viewed on the Antisoma website at www.antisoma.com/asm/ir/shareinfo/meetings/
In accordance with Listing Rule 9.6.3(1), two copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at the Annual General Meeting held today have been lodged with the UK Listing Authority for publication through the Document Viewing Facility situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Enquiries:
Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0) 7909 915 068
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Director/PDMR Shareholding

Released: 18/11/2009

Director/PDMR Shareholding

Antisoma plc

Director's Share Dealing

18 November 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chairman, Barry Price, has purchased 1p ordinary Antisoma shares as follows:

Director	Date of transaction	Amount of shares purchased	Price (p)	Total amount of shares held in the Company following the transaction	% of Company held following the transaction
Barry Price	18.11.2009	50,000	30.5	793,077	0.13%

Enquiries:
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100
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REG-Antisoma plc: Antisoma to present at Piper Jaffray Health Care Conference

Released: 25/11/2009

Antisoma to present at Piper Jaffray Health Care Conference
25 November 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the Piper Jaffray 21st Annual Health Care Conference in New York City, on Tuesday, December 1st at 14:30 EST/19:30 GMT.
A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.
Enquiries
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: Annual Information Update

RECEIVED
2010 APR 14 A 10: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Released: 26/11/2009

Annual Information Update

Antisoma plc Annual Information Update

26 November 2009: In accordance with Prospectus Rule 5.2. Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) sets out below a list of the information that has been published or made available to the public over the previous 12 months, up to and including 25 November 2009.

1. Announcements made via the Regulatory Information Service ("RIS")

All the announcements listed below were published through the Regulatory News Service, a RIS. Copies of these can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the Company's website, www.antisoma.com

Date	Title of Announcement
25-Nov-08	Antisoma to present at Piper Jaffray Health Care Conference
02-Dec-08	Total voting rights
08-Dec-08	Antisoma announces positive interim data from AS1411 phase II trial in acute myeloid leukaemia
09-Dec-08	ASH presentation highlights durable responses with Antisoma's AS1413 in secondary AML
16-Dec-08	Phase II trial showing improved survival with ASA404 in lung cancer published in British Journal of Cancer
16-Dec-08	Antisoma announces Board change
19-Dec-08	Antisoma receives FDA approval for oral fludarabine, plans commercialisation deal to bring drug to US patients
02-Jan-09	Total voting rights
08-Jan-09	Antisoma to present at 27th Annual JP Morgan Healthcare Conference in San Francisco
13-Jan-09	ASA404 enters pivotal phase III trial in second-line lung cancer
21-Jan-09	Payment of Directors' fees in shares
23-Jan-09	Notice of Interim Results
02-Feb-09	Total voting rights
03-Feb-09	Antisoma to present at 11th Annual BIO CEO & Investor Conference in New York
12-Feb-09	ASA404 to be developed in breast cancer
16-Feb-09	Antisoma plc reports half-year results for the six months to 31 December 2008
23-Feb-09	Director Shareholding
02-Mar-09	Total voting rights
25-Mar-09	Phase III development of ASA404 in lung cancer extended to Japan
01-Apr-09	Total voting rights
08-Apr-09	Payment of Directors' fees in shares
14-Apr-09	Block listing interim review

20-Apr-09	Data on three Antisoma drugs presented at AACR meeting
01-May-09	Total voting rights
07-May-09	Antisoma Interim Management Statement
12-May-09	Antisoma sells oral fludarabine to sanofi-aventis U.S. for USD 65 million
21-May-09	Phase II trial of ASA404 published in Lung Cancer
29-May-09	Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO
31-May-09	Antisoma's AS1409 shows anti-cancer activity in phase I trial
02-Jun-09	Total voting rights
03-Jun-09	Holdings in Antisoma
05-Jun-09	Antisoma to present at 8th Annual Needham Life Sciences Conference in New York
15-Jun-09	Antisoma to present at 3rd Annual Jefferies Healthcare Conference in New York
18-Jun-09	Antisoma to present at Piper Jaffray Europe Conference in London
24-Jun-09	Holdings in Antisoma
01-Jul-09	Payment of Directors' fees in shares
02-Jul-09	Total voting rights
27-Jul-09	Price monitoring extension
27-Jul-09	Second price monitoring extension
03-Aug-09	Total voting rights
05-Aug-09	Antisoma to present at the Canaccord Adams 29th Annual Global Growth Conference in Boston
07-Aug-09	Antisoma announces discontinuation of development of AS1402
11-Aug-09	Antisoma and Bryan Oncor announce deal for anti-cancer drug P2045
27-Aug-09	Notification of preliminary results
01-Sep-09	Phase III trial of ASA404 in lung cancer completes patient enrolment
02-Sep-09	Total voting rights
03-Sep-09	Antisoma to present at the Rodman & Renshaw Healthcare Conference in New York
14-Sep-09	Antisoma's preliminary results for the year ended 30 June 2009
16-Sep-09	Antisoma to present at the Bank of America Merrill Lunch Global Healthcare Conference in London
16-Sep-09	Director's share dealing
16-Sep-09	Director's share dealing
18-Sep-09	Antisoma to present at the UBS Global Life Sciences Conference in New York
21-Sep-09	Director's share dealing

01-Oct-09	Total voting rights
07-Oct-09	Payment of Directors' fees in shares
08-Oct-09	Antisoma to amend ACCEDE phase III study of AS1413
09-Oct-09	Annual Report and Accounts 2009
13-Oct-09	Antisoma's AS1411 gains US and EU Orphan Drug Status for acute myeloid leukaemia
16-Oct-09	Block listing Interim Review
22-Oct-09	Holding(s) in Company
26-Oct-09	Director/PDMR Shareholding
02-Nov-09	Total voting rights
10-Nov-09	Antisoma AGM update and Interim Management Statement
10-Nov-09	Result of Antisoma Annual General Meeting
18-Nov-09	Director/PDMR Shareholding

2. Documents filed at Companies' House

All the documents below were filed at Companies House. Copies of these documents can be obtained from the Companies House website at www.companieshouse.gov.uk, or Companies House, Crown Way, Cardiff, CF14 3UZ.

Type	Date	Description
88(2)	02-Dec-08	Allotment of 14,000 ordinary shares of 1p each on 14/11/08
288a	18-Dec-08	Appointment of Eric Stephen Dodd as Director
AA	30-Dec-08	Group of Companies' Accounts made up to 30/06/08
288b	15-Jan-09	Termination of Raymond Spencer's appointment as Director
288c	28-Jan-09	Director's Change of Particulars for Michael Pappas as at 21/01/2009
88(2)	07-Feb-09	Allotment of 47,871 ordinary shares of 1p each on 21/01/09
88(2)	07-Feb-09	Allotment of 37,974 ordinary shares of 1p each on 21/01/09
88(2)	16-Feb-09	Allotment of 7,062 ordinary shares of 1p each on 30/01/09
88(2)	06-Mar-09	Allotment of 189,067 ordinary shares of 1p each on 20/02/09
88(2)	12-Mar-09	Allotment of 9,740 ordinary shares of 1p each on 02/03/09
88(2)	12-Mar-09	Allotment of 117,368 ordinary shares of 1p each on 03/03/09
88(2)	12-Mar-09	Allotment of 25,000 ordinary shares of 1p each on 03/03/09
88(2)	12-Mar-09	Allotment of 69,888 ordinary shares of 1p each on 05/03/09
88(2)	12-Mar-09	Allotment of 47,367 ordinary shares of 1p each on 05/03/09
88(2)	29-Apr-09	Allotment of 42,453 ordinary shares of 1p each on 08/04/09

88(2)	19-May-09	Allotment of 31,789 ordinary shares of 1p each on 07/05/09
88(2)	19-May-09	Allotment of 21,874 ordinary shares of 1p each on 08/05/09
88(2)	22-May-09	Allotment of 46,713 ordinary shares of 1p each on 14/05/09
88(2)	05-Jun-09	Allotment of 125,760 ordinary shares of 1p each on 18/05/09
88(2)	05-Jun-09	Allotment of 84,841 ordinary shares of 1p each on 26/05/09
88(2)	18-Jun-09	Allotment of 24,302 ordinary shares of 1p each on 08/06/09
88(2)	23-Jun-09	Allotment of 215,188 ordinary shares of 1p each on 17/06/09
88(2)	16-Jul-09	Allotment of 46,875 ordinary shares of 1p each on 01/07/09
88(2)	25-Jul-09	Allotment of 170,000 ordinary shares of 1p each on 07/07/09
88(2)	20-Aug-09	Allotment of 4,817 ordinary shares of 1p each on 12/08/09
88(2)	01-Sep-09	Allotment of 24,653 ordinary shares of 1p each on 11/08/09
88(2)	01-Sep-09	Allotment of 67,587 ordinary shares of 1p each on 11/08/09
88(2)	01-Sep-09	Allotment of 8,557 ordinary shares of 1p each on 18/08/09
88(2)	16-Sep-09	Allotment of 9,339 ordinary shares of 1p each on 21/08/09
88(2)	16-Sep-09	Allotment of 27,423 ordinary shares of 1p each on 25/08/09
88(2)	16-Sep-09	Allotment of 2,918 ordinary shares of 1p each on 27/08/09
288c	28-Sep-09	Director's Change of Particulars for Michael Pappas as at 15/08/09
288c	28-Sep-09	Director's Change of Particulars for Dale Boden as at 15/08/09
AR01	07-Oct-09	Annual Return made up to 16/08/09
SH01	15-Oct-09	Statement of Capital as at 25/09/09
SH01	11-Nov-09	Statement of Capital as at 07/10/09
SH01	11-Nov-09	Statement of Capital as at 28/10/09
RES13	11-Nov-09	Shareholder resolutions dated 10/11/09 authorising directors to allot shares and equity securities, authorising directors to call meetings on short notice and adoption of new articles

3. Additional documents, including those filed with the UKLA or provided to shareholders

All the documents listed below were made available to shareholders of Antisoma plc and were filed with the UK Listing Authority. Copies of these documents (other than the form of proxy) can be obtained from the Company's website at www.antisoma.com.

Date	Document
9-Oct-09	Annual Report and Accounts for the year ended 30 June

Date	Document
	2009
9-Oct-09	Notice of AGM on 10 November 2009
9-Oct-09	Form of proxy
10-Nov-09	Summary of voting at AGM

This annual information update is required by, and is being made pursuant to, Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. The information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Neither this annual information update, nor the information referred to in it, constitutes, by virtue of this communication, an offer of any securities addressed to any person and it should not be relied on by any person.

Enquiries:
Daniel Elger, VP Marketing & Communications +44 (0)20 3249 2100
Antisoma plc

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REG-Antisoma plc: Total voting rights

Released: 01/12/2009

Total voting rights
01 December 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 615,716,425 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 615,716,425.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: AS1413 regimen yields high response rate and durable responses in patients with secondary AML, a poor-risk population underserved by current treatment options

Released: 07/12/2009

AS1413 regimen yields high response rate and durable responses in patients with secondary AML, a poor-risk population underserved by current treatment options
London, UK, Cambridge, MA, and New Orleans, LA: 7 December 2009 -Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that positive final data from a phase II trial of AS1413 in patients with secondary acute myeloid leukaemia (secondary AML) were presented this weekend at the American Society of Hematology (ASH) meeting in New Orleans.
Follow-up of patients has now been completed, and full results are available:

* Eighty-eight patients with secondary AML received the novel DNA intercalator AS1413 together with cytarabine as first-line (remission-induction) therapy
* The remission rate was 42%, with 39% of patients achieving a complete remission and 3% a complete remission with incomplete bone marrow recovery
* The median duration of remission was 9.4 months, and 30% of those who achieved remission were still alive 2 years after treatment
* Clinical benefit was maintained in older patients, with patients over 60 achieving remission rates and remission durations similar to those of patients under 60
* Median survival for all patients was 6.6 months
* The safety profile of the regimen was manageable and acceptable, and consistent with that expected for AML remission-induction therapy

Dr Harry P. Erba, Associate Professor of Internal Medicine at the University of Michigan Health System, Principal Investigator in the trial, and presenter of the data at ASH, said: "The phase II study of AS1413 in secondary AML has produced encouraging data, with a 42% remission rate and a significant fraction of durable responses in this very poor-risk population. Based on these promising findings, a large, randomised phase III trial is evaluating AS1413 in patients with secondary AML."
Secondary AML is a well-characterised subset of AML that evolves from a prior myelodysplastic syndrome or develops following radiotherapy or chemotherapy treatment for other cancers. This contrasts with de novo AML, where there is no obvious history leading to the disease. A diagnosis of secondary AML carries a worse prognosis than de novo AML. Moreover, secondary AML is often associated with other adverse risk factors. Dr Erba added: "Patients with secondary AML have a very poor prognosis. In the AS1413 phase II study, most patients were over 60 and almost half had leukaemic cell karyotypes associated with unfavourable outcome."
One adverse risk factor that is common in secondary AML is multi-drug resistance (MDR). This can occur when leukaemic cells produce molecular pumps that expel chemotherapy drugs. MDR affects many drugs, including the anthracyclines daunorubicin and idarubicin, which are commonly used alongside cytarabine as standard remission-induction treatment for AML. AS1413, by contrast, is unaffected by MDR, since it evades the major MDR mechanisms, including Pgp, MRP-1 and BCRP. AS1413 has been shown to retain activity against MDR-positive leukaemia cells, and this could be a reason for the observed difference in remission rates between the AS1413 phase II trial and previous trials that used anthracyclines in similar patients, where complete remission rates of 24% and 26% were reported.
Treatment regimens based on AS1413 may be preferable to anthracycline-based approaches in various settings where MDR compromises anthracycline activity. The phase II trial reported at ASH and the ongoing phase III trial of AS1413 have focused on patients with secondary AML because this group represents a significant unmet medical need, with a high prevalence of MDR and poor outcome with standard, anthracycline-based regimens.
The phase III ACCEDE trial compares AS1413-based and anthracycline-based regimens as remission-induction therapy for secondary AML. It randomises 450 patients 1:1 to AS1413 plus cytarabine or daunorubicin plus cytarabine. Recruitment is proceeding rapidly, and data from the trial are expected in late 2010 or early

2011.
Bill Lundberg, MD, Project Leader for AS1413 at Antisoma, commented: "We're very pleased with the support from physicians and patients around the world for the ACCEDE study, which tests the idea of replacing the anthracycline daunorubicin with the novel DNA intercalator AS1413 as the partner for cytarabine in remission-induction treatment of secondary AML. We hope that this trial will build on the positive findings from our phase II study and lead to the introduction of AS1413 as a new standard for the treatment of secondary AML."
Glyn Edwards, Antisoma's CEO, added: "AS1413 has distinctive features that could translate into real benefits for patients. We look forward to seeing the phase III data in secondary AML and believe that AS1413 could ultimately have potential in various blood cancer settings."
An additional poster presentation given yesterday by Drs Ben Downie and James Foran of the University of Alabama at Birmingham considered whether certain karyotypes (different anomalies in the cancer cell chromosomes) were predictive of patients' outcomes in the phase II study. A monosomal karyotype, which has recently been found to predict poor outcome in de novo AML patients, was found to have a similar predictive value in the secondary AML patients studied in the AS1413 phase II trial.
Copies of both posters are available on the Antisoma website at http://www.antisoma.com/asm/products/as1413/
Enquiries:
Antisoma plc:
Glyn Edwards, CEO +44 (0) 7909 915 068
Daniel Elger, VP Marketing & Communications
Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000
Buchanan Communications
Brian Korb/Seth Lewis +1 646 378 2923
The Trout Group
Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.
About AML
AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be around 13,000 new cases of AML diagnosed this year in the US alone. Antisoma estimates that 3,000-5,000 of these patients will have secondary AML (AML evolving from a myelodysplastic syndrome or following chemotherapy or radiotherapy treatment for other cancers).
About AS1413
AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a novel DNA intercalator that induces apoptotic signalling by blocking topoisomerase II binding to DNA. This differs from the action of classical topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). A pivotal phase III trial is evaluating AS1413 as a treatment for secondary AML, a condition often associated with MDR. This follows a phase II trial in the same population, from which final data are reported here and earlier data have been presented at conferences including the 2008 ASCO and ASH meetings. Antisoma is developing AS1413 independently and plans to commercialise the drug itself in the US while seeking partnerships for commercialisation in other territories.
About Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
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REG-Antisoma plc: ASA404 to feature in Novartis Oncology Pipeline Update and at San Antonio Breast Cancer Symposium

Released: 09/12/2009

ASA404 to feature in Novartis Oncology Pipeline Update and at San Antonio Breast Cancer Symposium
London, UK, Cambridge, MA, and Basel, Switzerland: 9 December 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Novartis, its partner for ASA404, will feature ASA404 in today's Oncology pipeline update for investors. A webcast will be available via the Novartis website at www.novartis.com
The update covers recent progress on the ASA404 lung cancer programme, notably the completion of enrolment into the ATTRACT-1 trial investigating ASA404 as a first-line treatment for non-small cell lung cancer (NSCLC). Novartis also reiterates its plan to file ASA404 in NSCLC in 2011 and to extend development of ASA404 to breast cancer. The breast cancer programme will include a phase IB/II trial starting in 2010. This trial will enrol patients receiving first-line treatment for HER-2 negative metastatic disease and will combine ASA404 with taxanes. Additional details are not being made public at this time, and are expected to be announced at the time the breast cancer trials begin.
Preclinical data on ASA404 in breast cancer will be presented this week by Novartis scientists at the San Antonio Breast Cancer Symposium. A poster entitled "Combination effects following addition of the Tumour-Vascular Disrupting Agent ASA404 (vadimezan) to taxane-containing regimens of trastuzumab and bevacizumab in human breast cancer xenograft models" will be presented at the meeting on Friday.
Glyn Edwards, Antisoma's CEO, said: "Novartis is running a substantial development programme for ASA404 in non-small cell lung cancer and we are very pleased to see this extending to HER-2 negative metastatic breast cancer, another major cancer indication where there is significant unmet need."
Enquiries:

Antisoma plc:

Glyn Edwards, CEO	+44 (0) 203 249 2100
Daniel Elger, VP, Marketing & Communications	+44 (0) 7909 915 068
Mark Court/Lisa Baderoon/Catherine Breen	+44 (0)20 7466 5000
Buchanan Communications	
Brian Korb	+1 646 378 2923
The Trout Group	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About ASA404

ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007; Antisoma has an option to co-sell ASA404 with Novartis in the United States. Novartis is conducting phase III studies of ASA404 in NSCLC, and also plans to investigate the drug's potential as a treatment for metastatic breast cancer.
A randomised phase II trial in patients receiving first-line treatment for NSCLC showed that addition of ASA404 to carboplatin and paclitaxel chemotherapy improved survival by 5 months. A second, single-arm, phase II trial also reported positive results with ASA404 in the same patient group.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company
that develops novel products for the treatment of cancer. The Company
has operations in the UK and the US. Please visit
www.antisoma.com for further information about Antisoma.
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REG - Antisoma PLC - Issue of Holdback Shares

Released: 17/12/2009

Click for Link:
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20091217:nRSQ3105Ea
RNS Number : 3105E
Antisoma PLC
17 December 2009

Issue of Holdback Shares pursuant to Xanthus Acquisition
London, UK, and Cambridge, MA: 17 December 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) ("Antisoma" or the "Company") announces the issue of 9,568,960 shares ("Holdback Shares") to certain former shareholders of Xanthus Pharmaceuticals, Inc., a company which Antisoma acquired in June 2008. As described in the prospectus published in connection the acquisition at the time, the Xanthus shareholders were entitled to receive the Holdback Shares 18 months after the closing date of the acquisition, subject to reductions in the event of any claims for indemnification by Antisoma. The 18 month period has now expired and all the Holdback Shares are now being issued to these shareholders.
Application has been made to the UKLA and to the London Stock Exchange for admission to the Official List and to trading on the Main Market of the London Stock Exchange. It is expected that trading in the Holdback Shares will commence on or around Tuesday 22 December. Following admission, there will be 625,285,385 shares in issue.
Enquiries:
Antisoma plc
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications +44 (0) 7909 915 068

REG-Antisoma plc: Holding(s) in Company

Released: 23/12/2009

Holdings in Antisoma plc

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Antisoma Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of *qualifying financial instruments which may result* in the acquisition of shares already issued to which voting rights are att
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s) *(if different from 3.)*: Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached: 21 December 2009
6. Date on which issuer notified: *22 December 2009*
7. Threshold(s) that is/are crossed or reached: L&G (From 4% to 3%)

7. Threshold(s) that is/are crossed or reached:

L&G (From 4% to 3%)

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti	
	Direct	Indirect	Direct	Indirect			
Ordinary 1p	24,954,039			24,579,841	24,579,841		

(As on 16/06/2009)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ *Conversion Period*	Number of voting *rights that may be* acquired if the instrument is exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the *triggering transaction*

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refer

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
24,579,841	3.93%

Delta

Total (A+B+C)

Number of voting rights

Percentage of voting rights

24,579,841

3.93%

9. Chain of controlled undertakings through which the voting rights and/or the *financial instruments are effectively held, if applicable:*
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (24,579,841 - 3.93%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (21,029,421 - 3.36%= PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (21,029,421- 3.36%= PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. *Additional information:* *Notification using the total voting rights figure of* 625,285,385
14. Contact name: Helen Lewis (LGIM)
15. Contact telephone number: 020 3124 3851

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease
to hold:

N/A

12. Date on which proxy holder will cease to hold
voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 625,285,385

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

HUG#1367347

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REG-Antisoma plc: Total voting rights

Released: 04/01/2010

04 January 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 625,994,204 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 625,994,204.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1369955

REG-Antisoma plc: Antisoma to present at J.P. Morgan Healthcare Conference

Released: 07/01/2010

07January 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the 28th Annual J.P. Morgan Healthcare Conference in San Francisco, on Thursday, January 14that 11:30 PST/19:30 GMT.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1371069

REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 12/01/2010

Payment of Directors' Fees in Shares

12 January 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 31 December 2009 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 33 pence per share, this being the mid-market closing price on the last trading day of the quarter (31 December 2009). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted	Total	Percentage of issued ordinary shares
12 Jan 10 holding			
Michael Lewis	26,515	180,778	0.03%
Barry Price	17,945	811,022	0.13%
Birgit Stattin-Norinder	6,629	6,629	0.001%

6,629

0.001%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 626,045,293.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Chris Elston
Antisoma plc
+44 (0)20 3249 2145

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1372789

REG-Antisoma plc: Total voting rights

Released: 02/02/2010

02 February 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 626,115,192 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 626,115,192.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1379553

REG-Antisoma plc: Antisoma to present at 12th Annual BIO CEO & Investor Conference in New York

Released: 02/02/2010

2 February 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Daniel Elger, VP Marketing & Communications, will present an overview of the Company's strategy, programmes and prospects at the 12th Annual BIO CEO & Investor Conference in New York on Monday, 8th February at 8:30am EST/1:30pm GMT.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1379580

REG-Antisoma plc: Notification of Interim Results

Released: 09/02/2010

09 February 2010, London, UK and Cambridge, MA: - Antisoma plc(LSE: ASM; USOTC: ATSMY) will be announcing its interim results for the six months ended 31 December 2009 on Thursday 18 February 2010.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1382234

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REG-Antisoma plc: Antisoma plc reports half-year results for the six months to 31 December 2009

Released: 18/02/2010

London, UK, and Cambridge, MA: 18 February 2010 Antisoma plc (LSE: ASM; USOTC: ATSMY) announces its interim financial information for the period ended 31 December 2009.
Highlights
Potential blockbuster ASA404 advancing with Novartis

* Enrolment completed in first-line lung cancer phase III trial
* First-line lung cancer phase III data expected in mid-2011 (announced today); Novartis plans filings in 2011
* Enrolment ongoing in second-line lung cancer phase III trial
* Plans announced for phase Ib/II trial in breast cancer
* Investigator-initiated trials started in other cancers (announced today)

Novel blood cancer treatment AS1413 leads US commercial strategy

* Positive final data reported from secondary AML phase II trial
* Secondary AML phase III trial now over half enrolled (announced today)
* Preparations underway for potential commercialisation in US
* Antisoma plans first filings in 2011

Aptamer AS1411 continues to show potential

* Clinical data suggest distinctive efficacy and safety profile
* Renal cancer phase II trial provides new evidence of activity
* Other indications prioritised over renal cancer for commercial reasons
* Plans announced for phase IIb trial in AML

Financial highlights

* Loss after tax of GBP 18.3 million (H1 2008: loss after tax of GBP 5.0 million)
* Cash at 31 December 2009 of GBP 49.6 million (31 December 2008: GBP 52.7 million)
* No revenues in this period (2008: GBP 5.5 million); recognition of GBP 19.7 million from oral fludarabine divestment expected in half-year ended 30 June 2010

Glyn Edwards, CEO of Antisoma, said: "We now have two drugs - ASA404 and AS1413 - that are well into pivotal phase III trials. Success with either drug will enable us to make a rapid transition into a company directly involved in product commercialisation and capable of generating recurring revenues based on product sales."

Eric Dodd, Antisoma's CFO, added: "We continue to manage our cash resources prudently and to focus our investment on key products with potential to create significant value for shareholders."
A webcast and conference call will be held today at 9.30 am GMT. The webcast can be accessed via Antisoma's website at www.antisoma.com http://www.antisoma.com/ and the call by dialling +44 (0)20 7075 1520 and using the participant PIN code 468563#.
A second conference call will be held at 2.00 pm GMT/9.00 am EST. Call numbers are +44(0)20 7075 1520 or from the US (toll-free) 1 866 793 4273; the participant PIN code for this call is 468563#.
A recording of the webcast will be available afterwards on Antisoma's website.

Enquiries:

Antisoma plc + 44 (0) 7909 915068
Glyn Edwards, Chief Executive Officer
Eric Dodd, Chief Financial Officer
Daniel Elger, VP, Marketing & Communications

Buchanan Communications +44 (0)20 7466 5000
(All media enquiries)
Mark Court, Lisa Baderoon, Catherine Breen

The Trout Group +1 617 583 1308
(US investor enquiries)
Seth Lewis

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Chairman's report
Overview
During the past six months, our two most important products, ASA404 and AS1413, made substantial progress through their pivotal phase III studies. With Novartis funding all development work on ASA404 and the phase III trial of AS1413 over half way to completion, our need for further investment to reach key data on these drugs is now limited. As a result, we are able to devote some of our cash resources of almost GBP 50 million to investment in earlier stage programmes, which could enhance long-term value, and to the start of preparations for commercialisation of AS1413 in the US.
Significant progress for potential blockbuster ASA404
The key registration trial of ASA404 is the phase III ATTRACT-1 study testing the drug in combination with chemotherapy as a first-line treatment for non-small cell lung cancer. In September, we announced that this trial had completed enrolment of 1200 patients. We are now in the follow-up phase of the study. An interim look will take place soon, but unless this shows clear futility or dramatic early efficacy, neither of which we expect, the study will continue until its scheduled completion. Latest information, based on death rates in the study, indicates that data are likely to be available in mid-2011. Novartis plans to file for marketing authorisations during 2011 if these data are positive.
Novartis is also conducting another phase III trial, called ATTRACT-2, in patients with non-small cell lung cancer who have already received treatment with other drugs. This

study is designed to support applications to market ASA404 as a second-line treatment. Enrolment of 900 patients is ongoing.

At the company's R&D Day in December, Novartis outlined plans to evaluate ASA404 in another major indication, HER2-negative metastatic breast cancer. A phase Ib/II trial combining ASA404 with taxanes will begin this year.

Investigator-initiated trials with ASA404 have begun. These include two phase II studies combining ASA404 with taxane-based regimens, one in bladder cancer and the other in small cell lung cancer, and a phase I study evaluating ASA404 combined with carboplatin, paclitaxel and cetuximab in patients with a variety of solid tumours.

Antisoma has the option to co-commercialise ASA404 with Novartis in the US, which fits with Antisoma's plans to become directly involved in the commercialisation of its products. The arrangement with Novartis could yield substantial milestone payments based on the progress of ASA404 as well as royalties on all sales of the drug worldwide.

Exciting blood cancer drug AS1413 is on track

AS1413 is being tested in a pivotal phase III trial (ACCEDE) in patients with secondary acute myeloid leukaemia (secondary AML). This form of leukaemia follows previous bone marrow disease or treatment for other cancers, and it responds poorly to currently available treatments.

In December, we reported positive final data from a phase II trial of AS1413 in secondary AML. We saw an encouraging number of longer-term responders, and 30% of patients who achieved remission after treatment with AS1413 were still alive after 2 years. This adds to earlier findings from the trial showing a response rate of 39% that compares favourably with historical data in similar patients.

The ACCEDE study seeks to build on our promising phase II data. It is a randomised controlled trial that compares AS1413 plus cytarabine (the treatment given in our phase II trial) to standard current treatment for AML: daunorubicin plus cytarabine. We are now over half way towards the enrolment target of 450 patients, and expect to see the results of the trial in late 2010 or early 2011.

Should the ACCEDE study be positive, we plan to market the drug ourselves in the US while seeking partners for marketing in other territories.

AS1411 shows promise

In December, we announced that our phase II study of AS1411 in renal cancer had provided further evidence of activity in this setting, and reinforcement of the findings from previous trials that the drug is very well tolerated. Because of the now highly competitive nature of the renal cancer market, we have decided not to pursue further development of AS1411 for this indication. However, the latest data add to a picture of activity across various cancers.

In the immediate future, our focus with AS1411 is in AML, where we have reported positive data from a randomised phase II trial. A phase IIb trial combining AS1411 with cytarabine in patients with relapsed and refractory AML will start soon, and is intended to pave the way for a potential registration study in this setting.

Other pipeline developments

During the period, we discontinued development of AS1402 after early data from a phase II trial in breast cancer indicated that the drug would be unlikely to offer a significant benefit to patients. We are strong believers in running robust "go/no-go" trials during early development, so that our resources can be focused on drugs likely to offer real benefits to patients and consequent commercial success.

In August, we divested a phase I product, P2045, to Bryan Oncor, a company focusing on the development of radiopharmaceutical products.

Financial review

Overview

We have a solid financial position that reflects the careful use of the substantial cash resources we have built up, notably from last year's divestment of oral fludarabine to sanofi-aventis and from payments made by Novartis, our development and commercialisation partner for ASA404. Novartis is funding all development work on ASA404 while we are investing in our other pipeline products, particularly AS1413, which is in a pivotal phase III trial.

Results of operations

The group had no revenues in the period.

Total operating expenses for the six months ended 31 December 2009 were £21.3 million (2008: £20.0 million). Research and development expenditure has increased by £1.3m, reflecting continued investment in the phase III trial of AS1413. Within administrative expenses, we have recognised impairment losses of £0.3 million, reflecting discontinuation of certain projects.

During the period, foreign exchange rates have been less volatile than in the previous year. We have made exchange gains of £1.3 million on translation of our US dollar and Euro balances into sterling (2008: £6.7 million).

Our loss of £18.3 million reflects the difference between our revenues, finance income and tax credit and our operating expenses, as we continue to invest in our cancer drug pipeline.

Liquidity and capital resources

Cash, cash equivalents and short-term deposits amounted to £49.6 million as at 31 December 2009 (30 June 2009: £67.0 million; 31 December 2008: £52.7 million). Net cash used in operating activities for the six months ended 31 December 2009 was £18.4 million (six months ended 31 December 2008: £19.2 million).

In managing our cash resources, we have maintained a conservative treasury policy with short deposit terms and diversified counterparty risk.

Taxation

We have recognised a credit of £1.5 million in respect of an R&D tax credit receivable for the first six months of the financial year.

Loss per share

The basic loss per share for the half-year ended 31 December 2009 was 3.0p. The loss per share for the half-year ended 31 December 2008 was 0.8p.

Outlook

We are moving forward with our plans to transition from a company focused on developing cancer drugs into one that can also successfully commercialise them. While our principal focus is the completion of phase III trials on ASA404 and AS1413, we also continue to advance the earlier stage products in our portfolio and to explore opportunities to add new drugs to the pipeline.

Barry Price
Chairman

Interim Report for the six months ended 31 December 2009

Consolidated Income Statement
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited	6 months ended 31 December 2008 unaudited	Year ended 30 June 2009 audited

	Notes	£'000	£'000	£'000
Revenue		-	5,514	25,230
Cost of sales		-	-	(9,085)
Gross profit		-	5,514	16,145
Research and development expenditure		(18,040)	(16,775)	(35,904)
Administrative expenses		(3,297)	(3,208)	(4,884)
Total operating expenses		(21,337)	(19,983)	(40,788)
Operating loss		(21,337)	(14,469)	(24,643)
Finance income	4	1,555	8,011	5,055
Loss before taxation		(19,782)	(6,458)	(19,588)
Taxation		1,502	1,493	3,161
Loss for the period		(18,280)	(4,965)	(16,427)
Loss per ordinary share				
Basic	5	(3.0)p	(0.8)p	(2.7)p
Diluted	5	(3.0)p	(0.8)p	(2.7)p

Consolidated Statement of Comprehensive Income
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited £'000	6 months ended 31 December 2008 unaudited £'000	Year ended 30 June 2009 audited £'000
Loss for the period	(18,280)	(4,965)	(16,427)
Exchange translation difference on consolidation	447	12,484	8,923
Other comprehensive income for the period net of tax	447	12,484	8,923
Total comprehensive income for the period	(17,833)	7,519	(7,504)

Consolidated Statement of Financial Position
as at 31 December 2009

	Notes	As at 31 December 2009 unaudited £'000	As at 31 December 2008 unaudited £'000	As at 30 June 2009 audited £'000 A
ASSETS				
Non-current assets				
Goodwill		6,957	7,642	6,708
Intangible assets		51,615	62,653	51,257
Property, plant and equipment		1,960	2,282	1,967
		60,532	72,577	59,932
Current assets				
Trade and other receivables		1,947	1,904	1,701
Current tax receivable		4,984	1,493	3,484
Short-term deposits		42,267	10,000	27,824
Cash and cash equivalents		7,377	42,700	39,215
		56,575	56,097	72,224
LIABILITIES				
Current liabilities				
Trade and other payables		(8,046)	(9,740)	(7,417)
Current tax payable		-	(297)	-
Deferred income		(19,690)	-	(19,690)
Provisions		(2,664)	(477)	(1,902)
Net current assets		26,175	45,583	43,215
Total assets less current liabilities		86,707	118,160	103,147
Non-current liabilities				
Deferred tax liabilities		(6,957)	(7,642)	(6,708)
Provisions		(454)	(145)	(224)
		(7,411)	(7,787)	(6,932)
Net assets		79, 296	110,373	96,215
Shareholders' equity				
Share capital		10,592	10,468	10,480
Share premium		122,015	119,649	119,783
Shares to be issued	6	-	2,273	2,273
Other reserves		47,366	50,480	46,919
Profit and loss account		(100,677)	(72,497)	(83,240)
Total shareholders' equity		79,296	110,373	96,215

Consolidated Statement of Changes in Equity
for the six months ended 31 December 2009

	Share capital £'000	Share premium £'000	Shares to be issued £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
Total comprehensive income for the period	-	-	-	12,484	-	(4,965)	7,519
New share capital issued	1	20	-	-	-	-	21
Share options: value of employee services	-	-	-	-	-	626	626
At 31 December 2008	10,468	119,649	2,273	11,225	39,255	(72,497)	110,373
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207

Total comprehensive income for the year	-	-	-	8,923	-	(16,427)	(7,504)
New share capital issued	13	154	-	-	-	-	167
Share options: value of employee services	-	-	-	-	-	1,345	1,345
At 30 June 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
At 1 July 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
Total comprehensive income for the period	-	-	-	447	-	(18,280)	(17,833)
New share capital issued	112	2,232	(2,273)	-	-	-	71
Share options: value of employee services	-	-	-	-	-	843	843
At 31 December 2009	10,592	122,015	-	8,111	39,255	(100,677)	79,296

Consolidated Statement of Cash Flows
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited £'000	6 months ended 31 December 2008 unaudited £'000	Year ended 30 June 2009 audited £'000
Cash flows from operating activities			
Loss for the period/year	(18,280)	(4,965)	(16,427)
Add back:			
Foreign exchange gain	(187)	(1,076)	(2,238)
Finance income	(1,555)	(8,011)	(5,055)
Tax credit	(1,502)	(1,493)	(3,161)
Depreciation of property plant and equipment	337	318	650
Impairment of intangible assets	343	-	-
Derecognition of an intangible asset	-	-	8,750
Share-based payments	843	626	1,345
Operating cash flows before movement in working capital	(20,001)	(14,601)	(16,136)
(Increase)/decrease in debtors	(319)	1,237	385
Increase/(decrease) in creditors and provisions	1,643	(6,963)	12,829
Cash used in operations	(18,677)	(20,327)	(2,922)
Interest received	243	1,136	1,951
Income taxes received/(paid)	2	-	(620)
Net cash used in operating activities	(18,432)	(19,191)	(1,591)
Cash flows from investing activities			
Purchase of property, plant and equipment	(330)	(200)	(232)
Sale of property, plant and equipment	-	-	8
Purchase of intangible assets	-	(1,779)	(1,779)
Purchase of short-term deposits	(14,443)	-	(17,824)
Net cash used in investing activities	(14,773)	(1,979)	(19,827)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	71	21	167
Net cash generated from financing activities	71	21	167
Net decrease in cash and cash equivalents	(33,134)	(21,149)	(21,251)
Exchange gains/(losses) on cash and bank overdrafts	1,296	6,988	3,605
Cash and cash equivalents at beginning of the period	39,215	56,861	56,861
Cash and cash equivalents at end of the period	7,377	42,700	39,215

Notes to the interim accounts
1. Basis of Preparation and Accounting Policies
The interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 30 June 2009 were approved by the Board of Directors on 24 September 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 of the Companies Act 2006. This condensed consolidated interim financial information has been reviewed, not audited.
This condensed consolidated half-yearly financial information for the six months ended 31 December 2009 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 - 'Interim Financial Reporting' as adopted by the European Union. This half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 30 June 2009, which have been prepared in accordance with IFRS as adopted by the European Union. Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2009, as described in those financial statements.
Taxes on income in interim periods are accrued using the tax rate that would be applicable to total expected annual earnings.
The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 July 2009 and have been applied by the Group:

* IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements. The interim financial statements have been prepared under the revised disclosure requirements.
* IFRS 8, 'Operating segments'. IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. Management considers that there is only one reportable segment: drug development. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Senior Management Team that makes strategic decisions. Assets, liabilities and overheads are allocated to this one segment.
* IFRS 2 (amendment), 'Share-based payment'. IFRS 2 (amendment) deals with vesting conditions and cancellations. The amendment does not have a material impact on the Group's financial statements.
* IAS 32 (amendment), 'Financial instruments: Presentation'. The amendment does not have a material impact on the Group's financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 July 2009 and have been applied by, but are not currently relevant to the Group:

* IAS 39 (amendment), 'Financial instruments: Recognition and measurement'. The amendment does not have an impact on the Group's financial statements.
* IFRS 3 (revised), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes.

There are no other new Standards likely to have an effect on the financial statements for the year ending 30 June 2010.

2. Segmental information

Antisoma's operating segments are being reported based on the financial information provided to the Senior Management Team, which is used to make strategic decisions. The directors are of the opinion that under IFRS 8 - 'Operating segments' the Group has only one operating segment, being drug development.

The Senior Management Team assesses the performance of the operating segment on financial information which is measured and presented in a manner consistent with that in the financial statements.

All revenue is derived from customers whose operations are located in the US and Europe.

The following table shows the carrying value of segment assets by location of assets:

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Total assets			
UK	89,301	97,030	105,331
US	27,806	31,644	26,825
Total	117,107	128,674	132,156

Total assets are allocated based on where the assets are located.

The following table shows the costs in the period to acquire property, plant, equipment and intangibles by location of assets:

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Capital expenditure			
UK	259	1,866	1,875
US	71	113	136
Total	330	1,979	2,011

3. Impairment of intangible assets and goodwill

During the period the Group announced that it was ceasing further development of certain products (AS1402) and programmes (development of AS1411 for renal cancer). Under IAS 36, the cessation of further development is considered to be an indication that the associated goodwill and intangible assets may be impaired.

Impairment reviews have been performed on the goodwill and intangible assets associated with the products and indications where development has ceased in order to determine the recoverable amounts of the assets, the recoverable amount being the higher of value in use and the fair value of the asset less the costs to sell. When development of a product is discontinued, management is of the opinion that the value in use is nil. Consequently, an impairment of £343,000 has been made to impair the carrying value of such intangible assets to £nil. The impairment has been recorded within administrative expenses. No impairment has been made to the intangible asset in respect of AS1411 as the recoverable amount is not lower than the carrying value. The result of the impairment review is sensitive to the following factors and assumptions, significant changes in which could lead to an impairment of the intangible asset:

* an increase in the strength of the dollar against sterling;
* a decrease in the discount rate used to calculate the present value of future cash flows;
* a lower probability of a successful outcome of the clinical trials; and
* lower than estimated future sales and/or pricing.

4. Finance income

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Interest receivable:			
- On short-term deposits	130	289	1,178
- On cash and cash equivalents	150	1,027	635
Net foreign exchange gains on financing activities	1,275	6,695	3,242
Total	1,555	8,011	5,055

5. Loss per ordinary share

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
Loss for the period (£'000)	(18,280)	(4,965)	(16,427)
Weighted average number of shares ('000)	616,105	613,529	613,901
Basic loss per ordinary share	(3.0)p	(0.8)p	(2.7)p

In the six months ended 31 December 2009, the six months ended 31 December 2008 and the year ended 30 June 2009, the Group had no dilutive potential ordinary shares in issue because it was loss making.

6. Shares to be issued

On 17 December 2009, 9,568,960 shares of 1p each were issued to certain former

shareholders of Xanthus Pharmaceuticals, Inc. ("Xanthus") in relation to the acquisition of Xanthus by the Group on 11 June 2008. The shares were issued with a fair market value of 23.75p being the closing share price on 10 June 2008.

7. Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group's long-term performance remain those detailed on page 10 of the Group's 2009 Annual Report and Financial Statements, a copy of which is available on the Group's website: www.antisoma.com http://www.antisoma.com/ ; these risks and uncertainties are not expected to change in the next six months. The risks and uncertainties include but are not limited to clinical, regulatory, competition, intellectual property, economic and financial risks.

Statement of Directors' Responsibilities

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

* An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
* Material related party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report.

The directors of Antisoma plc are listed in the Antisoma plc Annual Report for 30 June 2009. A list of current directors is maintained on the Antisoma plc website: www.antisoma.com http://www.antisoma.com/ .

By order of the Board

Glyn Edwards
Chief Executive
17 February 2010

Eric Dodd
Chief Financial Officer
17 February 2010

Independent review report to Antisoma plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009, which comprises the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
17 February 2010
Reading

Notes:

(a) The maintenance and integrity of the Antisoma plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

HUG#1385770

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REG-Antisoma plc: Director/PDMR Shareholding

Released: 19/02/2010

Antisoma plc Company Executive Incentive Plan grant

19 February 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	620,026
Ursula Ney	455,364
Eric Dodd	325,260

Other employees have also been granted Performance Share awards over a total of 1,494,024 shares. The above Performance Share grant reflects the Company's practice of making biannual awards to qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options. The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 18 February 2010 and will normally be exercisable for five years, commencing on 18 February 2013 at 1p each. Mr Edwards, Dr Ney and Mr Dodd, as Directors, notified Antisoma plc of their respective interests in these shares on 18 February 2010.

Enquiries:
Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

HUG#1386535

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REG-Antisoma plc: Total voting rights

Released: 01/03/2010

01 March 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 626,502,510 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 626,502,510.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1389511

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REG-Antisoma plc: Antisoma initiates phase IIb trial of AS1411 in acute myeloid leukaemia

Released: 18/03/2010

London, UK, and Cambridge, MA: 18 March 2010 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it has started a randomised, controlled, multi-territory, phase IIb trial of AS1411 in patients with acute myeloid leukaemia (AML).

Dr Ursula Ney, Chief Operating Officer of Antisoma, said: "AML is a devastating disease for which new treatment options are desperately needed. This phase IIb trial builds on earlier positive phase II findings, and is designed to pave the way for a registration trial of AS1411 in AML."

The phase IIb trial is enrolling patients with AML in first relapse or refractory to one prior treatment. Around 90 patients are being randomised to three treatment groups. A control group is receiving high-dose cytarabine, a standard chemotherapy treatment for this patient population. The other two groups are receiving high-dose cytarabine combined with AS1411 at 40 or 80 mg/kg/day. The trial will compare the three treatment groups with respect to safety, response rates, period free of leukaemia and survival. Data are expected next year.

The phase IIb trial follows a randomised phase II trial in AML, which reported positive results at the 2009 Annual Meeting of the American Society of Clinical Oncology (ASCO).

Enquiries:

Antisoma plc Glyn Edwards, Chief Executive Officer Daniel Elger, VP, Marketing & Communications	+ 44 (0) 7909 915068
Buchanan Communications (All media enquiries) Mark Court, Lisa Baderoon, Catherine Breen	+ 44 (0)20 7466 5000
The Trout Group (US investor enquiries) Seth Lewis	+ 1 617 583 1308

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About the AS1411 trials in AML

The phase IIb trial of AS1411 builds on data from an earlier phase II study reported at ASCO 2009. It evaluates a higher maximum dose of AS1411 (80 vs 40 mg/kg/day), uses a higher dose of cytarabine (4 vs 3 g/day) and is testing the drug in a refined patient population (patients in first relapse or refractory to one prior treatment vs all relapsed or refractory patients). The new trial is intended to identify the optimal dose of AS1411 for a pivotal AML trial and to provide a more detailed assessment of the benefit that could be achieved by adding AS1411 to standard chemotherapy in this setting. This is important in determining the number of patients to be included in a phase III registration trial and the design of such a study.

In the earlier phase II trial, patients were randomised to one of three treatment groups: high-dose cytarabine, high-dose cytarabine plus 10 mg/kg/day AS1411 or high-dose cytarabine plus 40 mg/kg/day AS1411. Response rates in the three treatment groups were 5% (1/19

patients), 21% (4/19 patients) and 19% (4/21 patients), respectively. Addition of AS1411 to high-dose cytarabine was well tolerated at both the 10 and 40 mg/kg/day doses, with most side-effects observed being those typically associated with cytarabine treatment.

About AS1411

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells.

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

AS1411 has been granted orphan drug status in both the United States and the European Union for the treatment of acute myeloid leukaemia (AML). The grants will provide seven years of market exclusivity in the US and ten years of exclusivity in the EU if AS1411 is approved for use in AML.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. It has two drugs in phase III trials: ASA404, a tumour-vascular disrupting agent, which is partnered with Novartis and which is under development for lung and breast cancers; and AS1413, a novel DNA intercalator being evaluated in secondary AML. Please visit www.antisoma.com for further information about Antisoma.

HUG#1395089

REG-Antisoma plc: ATTRACT-1 phase III trial of ASA404 halted following interim analysis

Released: 29/03/2010

29 March 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the planned interim analysis of data from the ATTRACT-1 phase III trial of ASA404 in previously untreated non-small cell lung cancer (NSCLC) has shown that continuation of the trial would be futile, as there is little or no prospect of demonstrating a survival benefit with ASA404 in this setting. The ATTRACT-1 trial will therefore be halted.
No new or unexpected serious adverse effects of ASA404 have been identified by the trial's Data Monitoring Committee.
Glyn Edwards, CEO of Antisoma, said: "We are disappointed by the outcome of the ATTRACT-1 study, especially given the very encouraging phase II data reported in the same setting. We had hoped that this trial would show that use of ASA404 could improve treatment for patients with newly diagnosed lung cancer. We are now focused on delivering phase III results for our other late-stage product, AS1413."
Antisoma had unaudited cash and short-term investments of GBP 45.1 million at the end of February 2010.
A conference call will be held today at 9 am UK time. This will be available afterwards as a recording on the Antisoma website at www.antisoma.com http://www.antisoma.com/ .
A further conference call will be held at 2 pm UK time/9 am Eastern time. Dial-in numbers for the calls are as follows: + 44 (0)20 3364 5947; UK Toll Free: 0808 238 7396; US Toll Free: 1866 793 4273; participant pin code: 468563#

Enquiries:	+44 (0)7909 915 068
Glyn Edwards, CEO	
Daniel Elger, VP Marketing & Communications	
Antisoma plc	
Mark Court/Lisa Baderoon/Catherine Breen	+44 (0)20 7466 5000
Buchanan Communications	
Seth Lewis	+1 617 583 1308
The Trout Group	

+1 617 583 1308

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.
About the ATTRACT-1 study in NSCLC
ATTRACT-1 was a pivotal study of ASA404 in previously untreated, advanced NSCLC. Patients were randomised 1:1 to receive either ASA404 plus chemotherapy (carboplatin/paclitaxel) or a placebo plus chemotherapy (carboplatin/paclitaxel) as a control.
About ASA404
ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.
About Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. In addition to ASA404, the Company's drugs in development include AS1413, being tested in a phase III trial as a treatment for secondary acute myeloid leukaemia (AML), AS1411, being tested in a phase IIb trial in AML, and a pre-clinical programme of Dendritic Cell Autoimmune Modulators (DCAMs), being developed for auto-immune indications. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.
- END -

HUG#1398466

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REG-Antisoma plc: Total voting rights

Released: 01/04/2010

01 April 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 627,404,598 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 627,404,598.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1400206

REG-Antisoma plc: Holdings in Antisoma

Released: 01/04/2010

01 April 2010, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 29,715,992 ordinary shares of 1p each in Antisoma, representing 4.74% of Antisoma's current issued ordinary share capital. Antisoma was notified of the following in relation to the 29,715,992 shares:

1. These shares are registered in the name of Morgan Stanley & Co. (16,861,000 shares) and Goldman Sachs (12,854,992 shares).

2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

HUG#1400220

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REG-Antisoma plc: Antisoma announces departure of Chief Operating Officer, Dr Ursula Ney, and restructuring of business

Released: 01/04/2010

London, UK, and Cambridge, MA: 1 April 2010 - Antisoma plc (LSE:ASM; USOTC: ATSMY) regrets to announce that its Chief Operating Officer, Dr Ursula Ney, has left the Company and the Antisoma Board, effective yesterday 31 March. Dr Ney's departure is part of a wider restructuring of the Company that is ongoing following the announcement that the ATTRACT-1 trial of ASA404 has been halted.

Following the restructuring, the Board expects that the Company's cash resources will be sufficient to fund operations until the end of 2011, well beyond the expected timing of key clinical data on the Company's late-stage products, AS1413 (in phase III) and AS1411 (in phase IIb).

Dr Barry Price, Chairman of Antisoma, said: "Ursula has made an enormous contribution to Antisoma and its Board. I would like to thank her for all she has done to build a world-class development team, and regret profoundly that she and other talented individuals are leaving because of the news we have received this week."

Enquiries:

Antisoma plc	+ 44 (0)20 3249 2100
Glyn Edwards, Chief Executive Officer	
Daniel Elger, VP, Marketing & Communications	
Buchanan Communications	+44 (0)20 7466 5000
(All media enquiries)	
Mark Court, Lisa Baderoon, Catherine Breen	
The Trout Group	+1 617 583 1308
(US investor enquiries)	
Seth Lewis	

Seth Lewis

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1400297

REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 06/04/2010

06 April 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 31 March 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares were issued at a price of 7.50 pence per share, this being the mid-market closing price on the last trading day of the quarter (31 March 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted	Total holding	Percentage of issued ordinary shares
06 Apr 10			
Barry Price	75,000	886,022	0.14%
Birgit Stattin-Norinder	29,167	35,796	0.006%
Michael Lewis	116,667	297,445	0.05%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 627,625,432.
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1400742